October 22, 2019

BY EDGAR

Folake Ayoola

Senior Counsel, Office of Real Estate and Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	NexPoint Real Estate Finance, Inc.

Draft Registration Statement on Form S-11

Filed September 13, 2019

File No. 377-02831

Ladies and Gentlemen:

NexPoint Real Estate Finance, Inc. (the “Company”) has today confidentially submitted a revised Draft Registration Statement on Form S-11 (as amended, the “Registration Statement”) to the Securities and Exchange Commission (the “Commission”). On behalf of the Company, we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) contained in its letter dated October 10, 2019. Under separate cover, the Company has supplementally provided the Staff the materials referenced in this response letter. For ease of reference, the text of each Staff comment is included in bold-face type below, followed in each case by the Company’s response. Except as otherwise provided, page references included in the body of the Company’s responses are to the Registration Statement.

Our Manager, page 2

1.

Please clarify whether you will reimburse your Manager for the salaries and benefits to be paid to your other named executive officers. Please also provide an estimate of the amount of fees to be paid to your manager for the first year based on the offering proceeds. In addition, in future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the Manager, break out the amounts paid pursuant to the annual management fee and the reimbursement provision, and within reimbursements specify any amounts reimbursed for salaries or benefits of a named executive officer.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised pages 2, 20, 100, 120, 137, 141, F-25, and F-26 to clarify that the Company will not reimburse the Manager for the salaries or benefits that are paid to the Company’s officers. Additionally, the Company has revised page 142 to provide an estimate of the amount of fees the Company will pay to its Manager for the first year of operations based on the offering proceeds.

United States Securities and Exchange Commission

October 22, 2019

Additionally, the Company undertakes to provide in future filings that require disclosure under Items 402 and 404 of Regulation S-K: (1) the amount of fees paid to the Manager, (2) the amounts paid pursuant to the annual management fee and the reimbursement provision, and (3) any amounts reimbursed for salaries or benefits of a named executive officer (although, as noted above, the Company does not currently expect to make any such reimbursements).

The Formation Transaction, page 2

2.

We note your disclosure that, “[u]pon completion of the Formation Transaction, [y]our Initial Portfolio based on total assets (and equity invested) will be approximately 86%(62%) senior pooled mortgage loans backed by SFR properties, 8%(8%) multifamily CMBS B-Piece and 7%(30%) mezzanine loan and preferred equity investments in real estate companies and properties and other structured real estate investments within the multifamily, SFR and self-storage asset classes.” Please revise this disclosure to briefly describe the liabilities associated with your portfolio of approximately $2 billion and clarify your use of the term “equity invested.”

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised pages 2, 11, 100 and 111 to describe the liabilities associated with its Initial Portfolio and has clarified the meaning of equity invested (and changed such term to “net equity”).

Our Strategic Relationship with Highland, page 3

3.

We note your disclosure on page 4 that “[a]s of June 30, 2019, according to S&P Global Market Intelligence, NXRT was the top performing REIT in the MSCI Index, or RMZ, for the trailing three-year period, returning an annualized 35.2% total return to stockholders.” We further note the disclosure on page 6 that “NXRT delivered a 259% total return to stockholders outperforming the RMZ by 233% since NXRT’s listing on April 1, 2015 through June 30, 2019” and that NXRT resulted from a spin-off. Please revise to move such disclosure from the summary and explain to us how you determined that these measures are appropriate and balanced. To the extent you retain such return information, please more specifically explain the basis for the return, valuation discussions, calculations and how the amounts were determined. Although we note the footnote on page 7, please more specifically describe the companies that comprise the index and how those companies may differ from NXRT. In addition, please describe whether return amounts may have been impacted by general market trends or other external factors unrelated to management action. Please also disclose any adverse business developments relating to your management’s prior experience.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised pages 4 and 6 to remove the total return to stockholder information relating to NXRT. Additionally, the Company advises the Staff that it has revised pages 103 and 105 to supplement the total return to stockholder information presented. The Company believes that this disclosure

United States Securities and Exchange Commission

October 22, 2019

is fair and balanced in that the total return to stockholder information is relevant and factual in nature, yet, as revised, provides investors with detailed information regarding such information’s limitations and caveats.

Our Financing Strategy, page 14

4.

We note in your table on page 16, and elsewhere in your filing, you disclose or discuss your investments in CMBS on a net basis. As the trusts that issued the securities are consolidated by the company, please consider balancing your disclosure by also providing or discussing this information on a gross basis.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it believes it is important to present its CMBS investment on a net basis so that investors understand the investment that the Company and stockholders will beneficially own. The Company has revised pages 13, 15, 113 and 116 to provide a cross reference to the Company’s unaudited pro forma financial statements that present the Company’s CMBS investment on a gross basis.

Prospectus Summary

Investment Company Act Exclusion, page 25

5.

We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please provide us with a supplemental detailed analysis of:

•	the specific exemption that you and each of your subsidiaries intend to rely on; and

•	how your and each of your subsidiaries’ investment strategy and business model will support that exemption.

Please ensure that the disclosure in your prospectus is consistent with your supplemental analysis. We will refer your response to the Division of Investment Management for further review.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has provided the Staff its Investment Company Act analysis supplementally.

Risk Factors, page 31

6.

You state on page 190 that your bylaws provide that the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, will be the sole and exclusive forum for any derivative action or proceeding brought on your behalf other than actions arising under the federal securities laws. Please provide related

United States Securities and Exchange Commission

October 22, 2019

risk factor disclosure, which discusses the impact of the provision to investors, such as increased costs to bring a claim and that these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised page 74 to include risk factor disclosure that discusses the impact of the Company’s exclusive forum provision.

Our Manager can resign on 180 days notice from its role as Manager or terminate the Management Agreement page 61

7.

Please clarify whether you can remove the Manager for “cause.” If applicable, discuss the difficulty of terminating your relationship with the Manager, even for poor performance, or the inability to terminate the Manager at all.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised page 60 to clarify that it can terminate its Manager for cause and has revised page 120 to include a definition of “cause” under the terms of the Management Agreement. Additionally, as described in the Registration Statement, the Company respectfully advises the Staff that it can terminate the Manager without cause upon 180 days’ notice.

Use of Proceeds, page 80

8.

On page 52, you state that you will have approximately $1.0 billion of indebtedness outstanding related to the Initial Portfolio. If any material part of the proceeds is to be used to discharge indebtedness, disclose the interest rate and maturity of such indebtedness. Refer to Instruction 4 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company does not intend to discharge indebtedness with any of the net proceeds from the offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Freddie Mac Credit Facility, page 95

9.	Please file as exhibit to the registration statement the Credit Facility entered into on July 12, 2019 with Freddie Mac or explain to us why such agreement is not material.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it undertakes to file the credit facility as an exhibit to the Registration Statement prior to effectiveness of the Registration Statement.

United States Securities and Exchange Commission

October 22, 2019

Contractual Obligations and Commitments, page 96

10.

Please tell us the consideration you have given to including a pro forma contractual obligations table that is consistent with the information presented in your unaudited pro forma consolidated financial statements.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its unaudited pro forma financial statements to include a pro forma contractual obligations table.

Business, page 99

11.

We note your disclosure regarding the underlying properties within your Initial Portfolio. Please revise to clarify if the metrics provided in the first paragraph on page 111 apply to your entire portfolio or solely to the senior loans and provide disclosure relating to the geographic diversification of the collateral associated with your portfolio. With a view toward disclosure, please tell us how you consider prepayment and delinquency rates in evaluating your portfolio and whether you considered any historical rates associated with your initial portfolio.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised pages 12 and 112 to clarify that the metrics disclosed on those pages apply to the entire Initial Portfolio, excluding the Company’s alternative structured financing investment, and to provide a cross reference to the geographic diversification information relating to the Initial Portfolio. The Company advises the Staff that it evaluates prepayment, delinquency rates and historical rates relating to its portfolio. However, the senior pooled mortgage loans (i.e., the largest asset the Company will acquire) that the Company will acquire in the Formation Transaction were acquired by members of the contribution group from the Federal Home Loan Mortgage Corporation (“Freddie Mac”) relatively recently in July 2019, and during this short period of time, prepayment, delinquency and historical rates have been immaterial. Additionally, the Company advises the Staff that the CMBS B-Pieces it will acquire in the Formation Transaction are part of Freddie Mac’s securitization program that have historically had less than one basis point of losses.

12.	With respect to the Formation Transaction, please revise to provide each step of the series of transactions you plan to engage in prior to the closing of the offering.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Formation Transaction will be effected simultaneously by a single Contribution Agreement that the Company undertakes to file as an exhibit to the Registration Statement. The Company believes that the material terms of the Formation Transaction (i.e., the post-Formation Transaction organizational structure) are disclosed in the Registration Statement. Additionally, the Company believes that providing investors with information regarding each contribution effected by the Contribution Agreement will not provide investors with a better understanding of the Company’s post-Formation Transaction organizational structure.

United States Securities and Exchange Commission

October 22, 2019

Conflicts of Interest

Allocation Policy, page 144

13.	Please revise to provide the size of the competing funds.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised page 146 to include the size of the competing funds.

Unaudited Pro Forma Consolidated Balance Sheet As of June 30, 2019, page F-7

14.

We note that you classify redeemable noncontrolling interests in temporary equity on the pro forma consolidated balance sheets. Please tell us, and consider disclosing, your accounting policy regarding the recognition, measurement, and classification of your redeemable noncontrolling interests. Please cite any relevant accounting guidance in your response.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the redeemable noncontrolling interests will be recognized at the time of the Formation Transaction and will be measured at the fair value of the contributed assets in accordance with ASC 805-50. While the exact redemption mechanics that will allow the Contribution Group to redeem their interest in the subsidiary partnerships and/or exchange their interest for units in the Company’s operating partnership (the “OP”) are still being determined, the Company does not expect to include mandatory redemption features and as such the noncontrolling interests will be classified as temporary equity rather than as a liability (ASC 480-10-25-4). Subsequent to the Formation Transaction, it is expected that the redeemable noncontrolling interests will be marked to their redemption value if such value exceeds the carrying value of the redeemable noncontrolling interests in accordance with ASC 480-10-S99, with the assumption the Company does not meet any requirement in ASC 815-40-25 regarding net share settlement of its own shares. Capital contributions, distributions, and profits and losses will be allocated to the redeemable noncontrolling interests in accordance with the terms of the partnership agreements of the subsidiary partnerships.

Note 2. Formation Transaction and Initial Public Offering, page F-11

15.

We note from your disclosure that the pro forma consolidated balance sheets as of December 31, 2018 and June 30, 2019 give effect to the formation transaction as if it had occurred on January 1, 2018. Please explain to us how you considered the guidance in Rule 11-02(b)(6) which states that pro forma adjustments related to the pro forma condensed balance sheet shall be computed assuming the transaction was consummated at the end of the most recent period.

Response: The Company acknowledges the Staff’s comment and advises the Staff that while Rule 11-02(b)(6) of Regulation S-X states that the pro forma condensed balance sheet should be computed assuming the transaction was consummated at the end of the most recent period, the

United States Securities and Exchange Commission

October 22, 2019

Company noted in its pre-clearance letter to the Staff dated July 31, 2019 that there were no predecessor entities and thus no historical financial statements are available. Additionally, the largest portion of the assets to be contributed (i.e., the SFR Loans) were acquired by the Contribution Group on July 12, 2019 from Freddie Mac. There are no historical financial statements for these assets. As such, the Company believes it is more useful to potential investors in evaluating the Initial Portfolio to understand the pro forma impact assuming the transaction occurred at January 1, 2018 and to show the results of 12 months and 18 months of pro forma operations on the balance sheets as disclosed in the Company’s pro forma financial statements. The Company advises the Staff that it has also added a supplemental balance sheet as of June 30, 2019 assuming the transaction was consummated on June 30, 2019 and assuming that all assets in the Initial Portfolio existed as of June 30, 2019.

Note 3. Summary of Significant Accounting Policies

Acquisition Accounting, page F-15

16.

We note from your disclosure that you used the acquisition method of accounting pursuant to ASC 805 for the acquisitions of the SFR Loans and the CMBS B-Piece. Please tell us your basis for accounting for the acquisitions under the acquisition method. In your response, please clarify for us whether you have determined that the acquired portfolio meets the definition of a business under ASC 805 and the basis for your conclusions.

Response: The Company acknowledges the Staff’s comment and advises the Staff that in accordance with ASC 805-50 the Company will account for the acquisition of the SFR Loans and the acquisition of the CMBS B-Piece as asset acquisitions rather than business combinations as the Company does not believe that these assets constitute “businesses” as defined by ASC 805-10-55. Specifically, substantially all of the fair value of the assets acquired are concentrated in a group of similar identifiable assets. To clarify, the SFR Loans represent one acquisition of similar identifiable assets and the acquisition of the CMBS B-Piece represents an additional acquisition of similar identifiable assets. Additionally, there were no corresponding in-place workforce, servicing platforms or any other item that could be considered an input or process associated with these assets. The Company has revised the Notes to the Unaudited Pro Forma Consolidated Financial Statements to better reflect this methodology.

United States Securities and Exchange Commission

October 22, 2019

Notes to the Unaudited Pro Forma Consolidated Financial Statements

Note 4. Pro Forma Adjustments, page F-19

17.

Please provide us with a more detailed explanation of how you have derived income, expense and amortization amounts for purposes of calculating your pro forma adjustments. In your response, please provide us with an example of how these amounts were calculated, both for fixed rate and variable rate assets and liabilities and explain to us how you determined these adjustments were factually supportable.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the income and expense items related to each asset class are based on existing investments with defined/contractual terms, and therefore are factually supportable by the assets’ contractual terms themselves. The income for the SFR Loans are based on contractual fixed interest rates and predetermined amortization schedules. The calculation of loan premium amortization for the SFR Loan portfolio does not factor in unscheduled prepayments of principal during the period covered in the pro forma financial statements as the Company does not believe these are probable in accordance with ASC 310-20. The financing associated with the SFR Loans is also based on fixed rates and fixed fee schedules in place with the financing counterparty. The CMBS B-Piece is based on an existing CMBS (CUSIP 30308HAJ7). The face values of the Company’s investments and the interest rates as of June 30, 2019 were used to calculate interest income. The preferred equity and mezzanine investments also have fixed contractual terms that were used as the basis for the pro forma income calculations. The preferred stock in Jernigan Capital also has contractual terms that were used as the basis for the pro forma income calculations. For an example of the calculations, see Exhibit A attached hereto.

18.

We note your disclosure in notes (e) and (f) that you intend to account for your investments in preferred equity investments as loans carried at costs. Please explain to us how you arrived at this conclusion with references to any relevant accounting literature. In your response, please tell us whether your preferred equity investments entitle you to exert significant influence over the related entities.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company’s preferred equity investments are similar to loans in that they have a fixed investment, do not participate in earnings and instead receive fixed interest payments. Additionally, the due diligence process for these investments is more similar to a loan underwriting/origination process.

The Company analyzed the characteristic of an equity security in ASC 321 and concluded that the preferred equity instruments are not within the scope of ASC 321 as they do not represent ‘ownership’ interests because they are mandatorily redeemable. As mandatorily redeemable preferred equity, these investments are likewise not in the scope of ASC 323 (i.e., they are not common stock or in substance common stock).

In addition, the Company’s view is that these investments do not meet the definition of a security as they are not represented by an instrument, they are non-transferrable without consent of the issuer, and they are not traded on securities exchanges. Thus, these investments are not within the scope of ASC 320.

United States Securities and Exchange Commission

October 22, 2019

The Company believes these investments most closely resemble loans as they give the Company the right to receive money on determinable dates and are recognized as assets in the Company’s financial statements and, as such, the Company’s view is that ASC 310 would apply.

The preferred equity agreements generally give the Company, as a preferred member, certain approval rights which would allow the Company to exert significant influence over the related entities. Notwithstanding the significant influence, the Company would not participate in the earnings and is limited to the stated monthly interest payments plus an exit fee once the principal is repaid and as such the Company believes that accounting for these investments as loans is appropriate.

19.	Please explain to us how you concluded that the following adjustments are factually supportable:

•	estimated distributions (balance sheet note g)

•	the repurchase agreement (balance sheet note j)

•	corporate general and administrative expenses (statement of operations note o)

•	servicing fees (statement of operations note p)

•	costs of operating the CMBS Entity (statement of operations note q)

Response: The Company acknowledges the Staff’s comment and advises the Staff that it believes the adjustments listed above are factually supportable for the reasons set forth below.

Estimated distributions. The estimated distributions included in the Company’s pro forma balance sheet are based on the Company’s stated distribution policy targeting a 6.5% yield on invested capital. Before this offering, the invested capital will solely consist of the assets contributed by the Contribution Group of approximately $235.8 million. The $235.8 million is based on the market value of the initial portfolio as of June 30, 2019. The value of these assets is then multiplied by the target yield to derive a pro forma estimated distribution.

Repurchase Agreement. The entities that currently own the CMBS B-Piece have entered into repurchase agreements with Mizuho Securities USA LLC (“Mizuho”), a financing counterparty, relating to their investment. The Company is currently in discussion with Mizuho to novate the agreements to the Company or to enter into new repurchase agreements with the Company as part of the Formation Transaction. The Company anticipates the existing terms of the repurchase agreements will be substantially the same (if not almost identical) when the agreements are novated or the Company enters into new agreements with Mizuho. The existing terms of the repurchase agreements serve as the basis for the Company’s pro forma calculations.

Corporate general and administrative expenses. Corporate general and administrative expenses are based on the Company’s estimates rather than actual incurred expense and primarily consist of professional service fees. The estimates are based on the experience of our Manager’s management team taking NexPoint Residential Trust, Inc. (“NXRT”) public and its first 18 months of operations. The Company’s management team will be substantially similar to that of

United States Securities and Exchange Commission

October 22, 2019

NXRT and the Company believes that their experience taking NXRT public and managing NXRT will be substantially similar to that of the Company from a corporate general and administrative perspective.

Servicing fees. The servicing fees in the pro forma financial statements are based on the contracted rates that exist in the SFR Loan portfolio as of June 30, 2019.

Cost of operating the CMBS Entity. The costs of operating the CMBS entity are based on the fees disclosed in the June 2019 trustee report released by Wells Fargo for the FREMF 2019-KF60 Mortgage Trust (i.e., the relevant CMBS entity).

20.

For those assets and liabilities that either earn or charge interest at a variable rate, please tell us what consideration you gave to providing a sensitivity analysis reflecting the impact on net earnings of a 1/8th percent variance in interest rates.

Response: The Company acknowledges the Staff’s comment and advises the Staff that that the Company has revised page F-35 to include a sensitivity analysis.

Note 9. Net Interest Income, page F-31

21.	Please explain to us how your calculation of net yield is consistent with the definition pursuant to Item I.B.5 of Industry Guide 3.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised page F-32 to remove net yield from the net interest income table.

General

22.

We note that you intend to operate in a manner that will allow you to qualify as a real estate investment trust. You state on page 80 that your subsidiary partnerships intend to use the net proceeds from the offering to acquire your target assets in a manner consistent with your investment strategy, and the subsidiary partnerships may also use the proceeds from the offering to purchase a portion of the assets that will be contributed to the company from the Contribution Group in the Formation Transaction. It does not appear that you have identified any mortgage-related assets to acquire with a significant portion the net proceeds of the offering. As a result, your offering appears to constitute a “blind pool” offering. Accordingly, please tell us how you considered the applicability of Industry Guide 5, or revise to provide the disclosure required by Industry Guide 5. See Securities Act Release 33-6900 (June 17, 1991).

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised page 80 to include the type of information that the Company intends to disclose regarding the investments it will acquire with the net proceeds from the offering. The Company

United States Securities and Exchange Commission

October 22, 2019

undertakes to revise the use of proceeds prior to the effectiveness of the Registration Statement to include the mortgage-related assets that the Company intends to acquire with the net proceeds from the offering. Since the Company intends to use the net proceeds from the offering to acquire mortgage-related assets that will be identified under “Use of Proceeds” in the Registration Statement, the Company respectfully notes that Industry Guide 5 is not applicable.

23.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company acknowledges the Staff’s comment and advises the Staff that neither the Company nor anyone authorized to do so on the Company’s behalf has presented, or will present, to potential investors in reliance on Section 5(d) of the Securities Act of 1933.

* * * * * * *

If you have any questions, please feel free to contact me at 214.453.6494. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Charles T. Haag

Charles T. Haag

cc:	Brian Mitts, President, NexPoint Real Estate Finance, Inc.

Robert K. Smith, Partner, Hunton Andrews Kurth LLP

EXHIBIT A

Preferred Stock Example

Closing Date	1/1/2018

Initial Preferred Capital Amount	$5,056,000.00

Minimum Monthly Preferred Rate	8.50%	Compounding based on actual days outstanding

Total Preference Return Rate	12.50%	Compounding based on actual days outstanding

		Principal Balance				Minimum Monthly Preferred Amount					Total Preference Return
Date	Days	Beginning Balance	Capital Contributed	Return of Capital	Ending Balance	Beginning Balance	Minimum Accrual	Payments Applied	Ending Balance	Minimum Monthly Preferred Amount	Beginning Balance	Accrual	Compounding Interest	Payments Received	Ending Balance
1/31/2018	31	—	5,056,000.00	—	5,056,000.00	—	36,500.16	(36,500.16)	—	36,500.16	—	53,676.71	—	(36,500.16)	17,176.55
2/28/2018	28	5,056,000.00	—	—	5,056,000.00	—	32,967.89	(32,967.89)	—	32,967.89	17,176.55	48,482.19	52.71	(32,967.89)	32,743.56
3/31/2018	31	5,056,000.00	—	—	5,056,000.00	—	36,500.16	(36,500.16)	—	36,500.16	32,743.56	53,676.71	111.24	(36,500.16)	50,031.34
4/30/2018	30	5,056,000.00	—	—	5,056,000.00	—	35,322.74	(35,322.74)	—	35,322.74	50,031.34	51,945.21	164.49	(35,322.74)	66,818.30
5/31/2018	31	5,056,000.00	—	—	5,056,000.00	—	36,500.16	(36,500.16)	—	36,500.16	66,818.30	53,676.71	227.00	(36,500.16)	84,221.85
6/30/2018	30	5,056,000.00	—	—	5,056,000.00	—	35,322.74	(35,322.74)	—	35,322.74	84,221.85	51,945.21	276.89	(35,322.74)	101,121.21
7/31/2018	31	5,056,000.00	—	—	5,056,000.00	—	36,500.16	(36,500.16)	—	36,500.16	101,121.21	53,676.71	343.54	(36,500.16)	118,641.30
8/31/2018	31	5,056,000.00	—	—	5,056,000.00	—	36,500.16	(36,500.16)	—	36,500.16	118,641.30	53,676.71	403.06	(36,500.16)	136,220.90
9/30/2018	30	5,056,000.00	—	—	5,056,000.00	—	35,322.74	(35,322.74)	—	35,322.74	136,220.90	51,945.21	447.85	(35,322.74)	153,291.22
10/31/2018	31	5,056,000.00	—	—	5,056,000.00	—	36,500.16	(36,500.16)	—	36,500.16	153,291.22	53,676.71	520.77	(36,500.16)	170,988.54
11/30/2018	30	5,056,000.00	—	—	5,056,000.00	—	35,322.74	(35,322.74)	—	35,322.74	170,988.54	51,945.21	562.15	(35,322.74)	188,173.17
12/31/2018	31	5,056,000.00	—	—	5,056,000.00	—	36,500.16	(36,500.16)	—	36,500.16	188,173.17	53,676.71	639.27	(36,500.16)	205,988.99
1/31/2019	31	5,056,000.00	—	—	5,056,000.00	—	36,500.16	(36,500.16)	—	36,500.16	205,988.99	53,676.71	699.80	(36,500.16)	223,865.34
2/28/2019	28	5,056,000.00	—	—	5,056,000.00	—	32,967.89	(32,967.89)	—	32,967.89	223,865.34	48,482.19	686.93	(32,967.89)	240,066.57
3/31/2019	31	5,056,000.00	—	—	5,056,000.00	—	36,500.16	(36,500.16)	—	36,500.16	240,066.57	53,676.71	815.57	(36,500.16)	258,058.69
4/30/2019	30	5,056,000.00	—	—	5,056,000.00	—	35,322.74	(35,322.74)	—	35,322.74	258,058.69	51,945.21	848.41	(35,322.74)	275,529.57
5/31/2019	31	5,056,000.00	—	—	5,056,000.00	—	36,500.16	(36,500.16)	—	36,500.16	275,529.57	53,676.71	936.05	(36,500.16)	293,642.17
6/30/2019	30	5,056,000.00	—	—	5,056,000.00	—	35,322.74	(35,322.74)	—	35,322.74	293,642.17	51,945.21	965.40	(35,322.74)	311,230.03

The income for the other preferred equity investments and the mezzanine loan are calculated in a similar manner.

Preferred Stock Example

40,000.00	Pro forma shares to be contributed
129,250.00	Total shares outstanding
30.95%	NREF % ownership
2,125,000.00	Quarterly dividend
1,000.00	Par value per share
2,125.00	Quarterly preferred dividend
657.64	Pro forma stock dividend to NREF

ACT/360	Period	Shares	Principal	interest	Stock dividend	Ending Principal
	12/31/2017
31.00	1/31/2018	40,000.00	40,000,000.00	241,111.11	—	40,000,000.00
28.00	2/28/2018	40,000.00	40,000,000.00	217,777.78	—	40,000,000.00
31.00	3/31/2018	40,000.00	40,000,000.00	241,111.11	—	40,000,000.00
15.00	4/15/2018	40,000.00	40,000,000.00	116,666.67	657.64	40,000,657.64
46.00	5/31/2018	40,657.64	40,657,640.23	363,660.00	—	40,657,640.23
30.00	6/30/2018	40,657.64	40,657,640.23	237,169.57	—	40,657,640.23
15.00	7/15/2018	40,657.64	40,657,640.23	118,584.78	657.64	40,658,297.87
47.00	8/31/2018	41,315.28	41,315,280.46	377,575.76	—	41,315,280.46
30.00	9/30/2018	41,315.28	41,315,280.46	241,005.80	—	41,315,280.46
15.00	10/15/2018	41,315.28	41,315,280.46	120,502.90	657.64	41,315,938.10
46.00	11/30/2018	41,972.92	41,972,920.70	375,424.46	—	41,972,920.70
31.00	12/31/2018	41,972.92	41,972,920.70	253,003.44	—	41,972,920.70
15.00	1/15/2019	41,972.92	41,972,920.70	122,421.02	657.64	41,973,578.34
44.00	2/28/2019	42,630.56	42,630,560.93	364,728.13	—	42,630,560.93
31.00	3/31/2019	42,630.56	42,630,560.93	256,967.55	—	42,630,560.93
15.00	4/15/2019	42,630.56	42,630,560.93	124,339.14	657.64	42,631,218.57
46.00	5/31/2019	43,288.20	43,288,201.16	387,188.91	—	43,288,201.16
30.00	6/30/2019	43,288.20	43,288,201.16	252,514.51	—	43,288,201.16
15.00	7/15/2019	43,288.20	43,288,201.16	126,257.25	657.64	43,288,858.80

CMBS B-Piece Example

3mo LIBOR at
2.32	6/30/2019
1.30	130 bp spread
3.62	All in rate

Pro Forma Repurchase Agreement

Begin	End	Par/Shares	Price	Lending Rate	Rate	Calc’d Cash	Actual Cash	Interest
1/1/2018	12/31/2018	75,669,905.89	100.00	75	3.62	56,752,429	56,752,000.00	(2,077,180.46)

100	Mark at contribution
2.40%	1mo LIBOR as of 6/30/19
6.00%	Spread
8.40%	All in rate

FREMF 2019-KF60 C

Date	Days	Beginning Principal	Interest	Paydown	Ending Principal
12/31/2017
1/25/2018	25.00	75,669,905.89	441,302.69	8,401.75	75,661,504.14
2/25/2018	31.00	75,661,504.14	547,154.57	7,671.81	75,653,832.33
3/25/2018	28.00	75,653,832.33	494,154.02	7,704.95	75,646,127.38
4/25/2018	31.00	75,646,127.38	547,043.38	8,497.30	75,637,630.08
5/25/2018	30.00	75,637,630.08	529,337.35	7,770.65	75,629,859.43
6/25/2018	31.00	75,629,859.43	546,925.73	8,561.25	75,621,298.19
7/25/2018	30.00	75,621,298.19	529,223.05	7,836.85	75,613,461.34
8/25/2018	31.00	75,613,461.34	546,807.15	7,870.62	75,605,590.72
9/25/2018	31.00	75,605,590.72	546,750.23	9,412.70	75,596,178.02
10/25/2018	30.00	75,596,178.02	529,047.25	7,936.59	75,588,241.43
11/25/2018	31.00	75,588,241.43	546,624.77	8,722.70	75,579,518.73
12/25/2018	30.00	75,579,518.73	528,930.67	8,004.04	75,571,514.69
12/31/2018	6.00	75,571,514.69	105,774.93	—	75,571,514.69
1/25/2019	25.00	75,571,514.69	440,728.88	8,788.35	75,562,726.34
2/25/2019	31.00	75,562,726.34	546,440.25	8,072.00	75,554,654.33
3/25/2019	28.00	75,554,654.33	493,506.21	8,106.68	75,546,547.66
4/25/2019	31.00	75,546,547.66	546,323.25	9,604.85	75,536,942.81
5/25/2019	30.00	75,536,942.81	528,632.70	8,833.43	75,528,109.38
6/25/2019	31.00	75,528,109.38	546,189.91	10,977.92	75,517,131.46
6/30/2019	5.00	75,517,131.46	88,082.34	—	75,517,131.46

The calculations for the consolidated A tranche, B tranche, and underlying mortgages are done in a similar manner. The A and B tranches represent liabilities to the Company on a consolidated basis and interest on the A and B tranche’s principal is considered interest expense.

The paydowns for each month are based on an amortization schedule provided by the placement agent.

Below is an excerpt from the monthly trustee report for FREMF 2019-KF60 showing the monthly expenses associated with the operation of the CMBS trust. This was used as the basis for the CMBS pro forma monthly loan servicing fees.

Frederick, MD 21701-4747

Cash Reconciliation Detail

Total Funds Collected		
Interest:		
Scheduled Interest	3,331,405.19	
Interest reductions due to Nonrecoverability Determinations	0.00	
Interest Adjustments	0.00	
Deferred Interest	0.00	
ARD Interest	0.00	
Net Prepayment Interest Shortfall	0.00	
Net Prepayment Interest Excess	0.00	
Extension Interest	0.00	
Interest Reserve Withdrawal	0.00	
Total Interest Collected		3,331,405.19
Principal:		
Scheduled Principal	113,776.85	
Unscheduled Principal	0.00	
Principal Prepayments	0.00	
Collection of Principal after Maturity Date	0.00	
Recoveries from Liquidation and Insurance Proceeds	0.00	
Excess of Prior Principal Amounts paid	0.00	
Curtailments	0.00	
Negative Amortization	0.00	
Principal Adjustments	0.00	
Total Principal Collected		113,776.85
Other:		
Prepayment Penalties/Yield Maintenance	0.00	
Repayment Fees	0.00	
Borrower Option Extension Fees	0.00	
Deficiency Amounts	0.00	
Excess Liquidation Proceeds	0.00	
Total Other Collected:		0.00
Total Funds Collected		3,445,182.04

Total Funds Distributed		
Fees:		
Master Servicing Fee - Midland Loan Services	112,883.55	
Trustee Fee - Wilmington Trust, N.A.	252.23	
Certificate Administrator Fee - Wells Fargo Bank, N.A.	3,447.17	
Guarantee Fee - Federal Home Loan Mortgage Corp.	340,512.93	
CREFC® Intellectual Property Royalty License Fee	294.27	
Master Servicer Surveillance Fee - Midland Loan Services	14,713.53	
Special Servicer Surveillance Fee - Wells Fargo Bank, N.A.	8,332.06	
Total Fees		480,435.74
Additional Trust Fund Expenses:		
Reimbursement for Interest on Advances	0.00	
ASER Amount	0.00	
Special Servicing Fee	0.00	
Indemnification Expenses	0.00	
Attorney Fees & Expenses	0.00	
Bankruptcy Expense	0.00	
Taxes Imposed on Trust Fund	0.00	
Non-Recoverable Advances	0.00	
Workout Delayed Reimbursement Amounts	0.00	
Other Expenses	0.00	
Total Additional Trust Fund Expenses		0.00
Interest Reserve Deposit		0.00
Payments to Certificateholders & Others:		
Interest Distribution	2,850,969.41	
Principal Distribution	113,776.84	
Prepayment Penalties/Yield Maintenance	0.00	
Borrower Option Extension Fees	0.00	
Payments to Guarantor	0.00	
Total Payments to Certificateholders & Others		2,964,746.25
Total Funds Distributed		3,445,181.99

SFR Loan Example

Collateral
Deal Name	SFR Loan 1

Note Date	8/8/2018	Original Balance	101,740,000

First Pmt Date	10/1/2018	Cut-Off UPB	101,740,000
Maturity Date	9/1/2028	Rate Type	Fix
Cut-Off Date	7/1/2019	Gross Coupon	4.65%
Settlement Date	7/12/2019	Prim Servicing Fee	0.15%
		Gross Margin (for floater)	0.00%
Age	10	Net Coupon	4.50%
Balloon Term	120
Amort Term	0
IO Term	120

Fund
Fund setup fee	0.50%
Fund setup fee installment (Y, N)	N
UW fee (one time)	0.75%
MS fee (annum)	0.35%
Financed Percentage, % to UPB	91.55%
Investor capital, % to UPB	16.16%
Purchase Price	107.70%	FRE financing charge (annum)	2.24%
Financed Percentage, % to Purchase Price	85.00%	Fund Target IRR	9.00%
Investor Capital, % to Purchase Price	15.00%	Fund IRR	9.00%

SFR Loan Example

Date	Collateral PMT Period	Day Count	Remaining Amort Period	Collateral BGN Balance	Collateral Monthly PMT	Scheduled Principal	Prepaid Principal (+)	Collateral Interest PMT	Collateral END Balance	Fund Period	Investor Capital Balance	Finance Amount Balance	Investor Principal Receipt	Setup Fee (upfront) + UW Fee	Fund Investor Capital & Fees	Fund Interest Income, net of servicing	Fund Financing Interest	Fund Setup Fee (if monthly)	Investor Earnings, net	Investor Cashflow	Monthly Premium Amortization
Total						101,740,000	—	42,670,180					8,602,117	845,230	845,230			—		10,551,930
																					3,247	Total days
7/12/2019				101,740,000					101,740,000	0	16,436,097	93,137,883		845,230	17,281,327					(17,281,327)	7,833,980	Premium
8/25/2019	11	20	0	101,740,000	262,828	—	—	262,828	101,740,000	1	16,436,097	93,137,883	—		—	234,567	(116,112)	—	118,455	118,455	48,253.65
9/25/2019	12	31	0	101,740,000	407,384	—	—	407,384	101,740,000	2	16,436,097	93,137,883	—		—	363,579	(179,974)	—	183,605	183,605	74,793.16
10/25/2019	13	30	0	101,740,000	394,243	—	—	394,243	101,740,000	3	16,436,097	93,137,883	—		—	351,851	(174,169)	—	177,682	177,682	72,380.47
11/25/2019	14	31	0	101,740,000	407,384	—	—	407,384	101,740,000	4	16,436,097	93,137,883	—		—	363,579	(179,974)	—	183,605	183,605	74,793.16
12/25/2019	15	30	0	101,740,000	394,243	—	—	394,243	101,740,000	5	16,436,097	93,137,883	—		—	351,851	(174,169)	—	177,682	177,682	72,380.47
1/25/2020	16	31	0	101,740,000	407,384	—	—	407,384	101,740,000	6	16,436,097	93,137,883	—		—	363,579	(179,974)	—	183,605	183,605	74,793.16
2/25/2020	17	31	0	101,740,000	407,384	—	—	407,384	101,740,000	7	16,436,097	93,137,883	—		—	363,579	(179,974)	—	183,605	183,605	74,793.16
3/25/2020	18	29	0	101,740,000	381,101	—	—	381,101	101,740,000	8	16,436,097	93,137,883	—		—	340,122	(168,363)	—	171,759	171,759	69,967.79
4/25/2020	19	31	0	101,740,000	407,384	—	—	407,384	101,740,000	9	16,436,097	93,137,883	—		—	363,579	(179,974)	—	183,605	183,605	74,793.16
5/25/2020	20	30	0	101,740,000	394,243	—	—	394,243	101,740,000	10	16,436,097	93,137,883	—		—	351,851	(174,169)	—	177,682	177,682	72,380.47
6/25/2020	21	31	0	101,740,000	407,384	—	—	407,384	101,740,000	11	16,436,097	93,137,883	—		—	363,579	(179,974)	—	183,605	183,605	74,793.16
7/25/2020	22	30	0	101,740,000	394,243	—	—	394,243	101,740,000	12	16,436,097	93,137,883	—		—	351,851	(174,169)	—	177,682	177,682	72,380.47
8/25/2020	23	31	0	101,740,000	407,384	—	—	407,384	101,740,000	13	16,436,097	93,137,883	—		—	363,579	(179,974)	—	183,605	183,605	74,793.16
9/25/2020	24	31	0	101,740,000	407,384	—	—	407,384	101,740,000	14	16,436,097	93,137,883	—		—	363,579	(179,974)	—	183,605	183,605	74,793.16
10/25/2020	25	30	0	101,740,000	394,243	—	—	394,243	101,740,000	15	16,436,097	93,137,883	—		—	351,851	(174,169)	—	177,682	177,682	72,380.47
11/25/2020	26	31	0	101,740,000	407,384	—	—	407,384	101,740,000	16	16,436,097	93,137,883	—		—	363,579	(179,974)	—	183,605	183,605	74,793.16
12/25/2020	27	30	0	101,740,000	394,243	—	—	394,243	101,740,000	17	16,436,097	93,137,883	—		—	351,851	(174,169)	—	177,682	177,682	72,380.47